UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1 (A) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2 (A)

                          AMERICAN RACING CAPITAL, INC.
                          -----------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   029155 10 8
                                 --------------
                                 (CUSIP NUMBER)

                               A. ROBERT KOVELESKI
                                  c/o SKI3, LLC
                               6860 Robbins Court
                               San Diego, CA 92122
                         ------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 18, 2005
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

CUSIP No. 029155 10 8                                          Page 2 of 7 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       1    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SKI3, LLC
--------------------------------------------------------------------------------
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) |_|
                                                                   (b) |X|

--------------------------------------------------------------------------------
       3    SEC USE ONLY

--------------------------------------------------------------------------------
       4    SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
       5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
       6    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEVADA
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        450,000,000   shares   of   common   stock,    including
                        300,000,000 shares of common stock to be issued upon the
                        conversion of the Series A Convertible Preferred Stock
NUMBER OF          ------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                -0-
THE                ------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON
WITH                    450,000,000   shares   of   common   stock,    including
                        300,000,000 shares of common stock to be issued upon the
                        conversion of the Series A Convertible Preferred Stock
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

            450,000,000 shares of common stock,  including 300,000,000 shares of common  stock to be  issued  upon  the  conversion  of the  Series A
            Convertible Preferred Stock
--------------------------------------------------------------------------------
       12   CHECK BOX IF THE AGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       |_|
--------------------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90.16%*
--------------------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

*The calculation of the foregoing percentage is based on 499,139,950 shares of the common stock, par value $0.001 (the "Common Stock") of the Issuer, outstanding as of March 15, 2006, as reported in the Issuer's Form 10-QSB for the quarterly period ended June 30, 2005, and filed with the Securities and Exchange Commission on January 31, 2006. The calculation takes into account 300,000,000 shares of common stock issuable upon the conversion of 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "Series A Preferred Stock").

CUSIP No. 029155 10 8                                          Page 3 of 7 Pages

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       1    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            A. Robert Koveleski(1)
--------------------------------------------------------------------------------
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) |_|
                                                                   (b) |X|

--------------------------------------------------------------------------------
       3    SEC USE ONLY

--------------------------------------------------------------------------------
       4    SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
       5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)
                                                                       |_|
--------------------------------------------------------------------------------
       6    CITIZENSHIP OR PLACE OF ORGANIZATION

            NEVADA
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        450,000,000   shares   of   common   stock,    including
                        300,000,000 shares of common stock to be issued upon the
                        conversion of the Series A Convertible Preferred Stock
NUMBER OF          ------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                -0-
THE                ------------------------------------------------------------
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON
WITH                    450,000,000   shares   of   common   stock,    including
                        300,000,000 shares of common stock to be issued upon the
                        conversion of the Series A Convertible Preferred Stock
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

            450,000,000 shares of common stock,  including 300,000,000 shares of common  stock to be  issued  upon  the  conversion  of the  Series A
            Convertible Preferred Stock
--------------------------------------------------------------------------------
       12   CHECK BOX IF THE AGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       |_|
--------------------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90.16%*
--------------------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

(1) A. Robert Koveleski is the sole member of SKI3, LLC and makes all the investment decisions for SKI3, LLC. *The calculation of the foregoing percentage is based on 499,139,950 shares of the common stock, par value $0.001 (the "Common Stock") of the Issuer, outstanding as of March 15, 2006, as reported in the Issuer's Form 10-QSB for the quarterly period ended June 30, 2005, and filed with the Securities and Exchange Commission on January 31, 2006. The calculation takes into account 300,000,000 shares of common stock issuable upon the conversion of 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "Series A Preferred Stock").

CUSIP No. 029155 10 8                                          Page 4 of 7 Pages

ITEM 1. SECURITY AND ISSUER

      This statement (the "Statement") relates to 150,000,000 shares of Common Stock and 300,000,000 shares of common stock to be issued upon the conversion of 1,000,000 shares of Series A Preferred Stock, (collectively, these shares are referred to as the "Shares"), of American Racing Capital, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 4702 Oleander Drive, Suite 200, Myrtle Beach, SC 29577.

ITEM 2. IDENTITY AND BACKGROUND

      (a) - (f) This Statement on Schedule 13D is filed on behalf of SKI3, LLC and A. Robert Koveleski (each a "Reporting Person"). A. Robert Koveleski is the sole member of SKI3, LLC. The address of each Reporting Person is 6860 Robbins Court, San Diego, CA 92122. SKI3, LLC is in the motorsports and entertainment business. During the last five (5) years, none of the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. SKI3, LLC is a Nevada limited liability company and A. Robert Koveleski is a U.S. citizen.

      The Reporting Persons listed above are filing jointly because they may be regarded as a group. However, A. Robert Koveleski disclaims beneficial ownership of the Shares owned by SKI3, LLC. Each of the Reporting Person disclaims membership in a group, and this filing shall not constitute an acknowledgement that the filing persons constitute a group.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On October 19, 2005, upon the filing of the Plan of Exchange and the Articles of Exchange with the Secretary of State of the State of Nevada, the Reporting Person acquired the Shares pursuant to that certain Share Exchange Agreement, dated October 18, 2005, by and among the Company, ARC Development Corporation, a Nevada corporation ("ARCD") and the shareholders of ARCD (the "ARCD Shareholders"). Pursuant to the Share Exchange Agreement, the ARCD Shareholders exchanged with, and delivered to ARC the issued and outstanding common stock of ARCD in exchange for 150,000,000 shares of the Issuer's Common Stock and 1,000,000 shares of Series A Preferred Stock. The 1,000,000 shares of Series A Preferred Stock can be converted by the holder, at any time from the date of issuance, into shares of Common Stock such that one share of the Series A Preferred Stock is converted into three hundred (300) fully paid, non-assessable shares of the Company's Common Stock. SKI3, LLC is a shareholder of ARCD and A. Robert Koveleski is the sole member of SKI3, LLC. A Robert Kovelski makes all the investment decisions for SKI3, LLC.

ITEM 4. PURPOSE OF TRANSACTION

      The Shares were acquired for investment and not with a view to, or for resale in connection with, any distribution thereof pursuant to the Purchase Agreement. There is no present intention of selling, granting any participation in, or otherwise distributing the acquired Shares, and there are no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) - (b) Prior to acquiring the Shares, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares, SKI3, LLC owns 150,000,000 shares of Common Stock which represent 30.05% of the issued and outstanding shares of Common Stock as of the date hereof, and 1,000,000 shares of Series A Preferred Stock which may be convertible, at the discretion of the holder, into 300,000,000 shares of Common Stock, which represent 60.10% of the issued and outstanding shares of Common Stock as of the date hereof. The ability to convert the entire 1,000,000 shares of Series A Preferred Stock depends on the number of the Issuer's Common Stock outstanding at the time of conversion and the number of authorized shares of the Issuer at the time of conversion. SKI3, LLC has the sole power to vote and to dispose of the Shares. A Robert Kovelski is the sole member of SKI3, LLC and makes all the investment decisions for SKI3, LLC.

CUSIP No. 029155 10 8                                          Page 5 of 7 Pages

      (c) There were no transactions  involving the Shares within the last sixty
(60) days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.   DESCRIPTION
-----------   --------------------------------  --------------------------------

Exhibit 1     Joint Filing Agreement            Provided herewith

CUSIP No. 029155 10 8                                          Page 6 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: MARCH 15, 2006                   REPORTING PERSON:


                                        SKI3, LLC


                                        By:  /s/ A. Robert Koveleski
                                           -------------------------------------
                                                 A. ROBERT KOVELESKI, MEMBER


                                        A. ROBERT KOVELESKI


                                        By:  /s/ A. Robert Koveleski
                                           -------------------------------------
                                                 A. ROBERT KOVELESKI

CUSIP No. 029155 10 8                                          Page 7 of 7 Pages

                                    EXHIBIT 1

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Act of 1934, as amended, with respect to the Shares of American Racing Capital, Inc. The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.


DATED: MARCH 15, 2006                   REPORTING PERSON:


                                        SKI3, LLC


                                        By:  /s/ A. Robert Koveleski
                                           -------------------------------------
                                                 A. ROBERT KOVELESKI, MEMBER


                                        A. ROBERT KOVELESKI


                                        By:  /s/ A. Robert Koveleski
                                           -------------------------------------
                                                 A. ROBERT KOVELESKI